**UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION**

September 19, 2018

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In the Matter of

NorthWest Trout Farms, Inc.
1801 SW Tamarack Street
McMinnville, Oregon 97128

**ORDER DECLARING OFFERING
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

File No. 024-10672

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NorthWest Trout Farms, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on September 19, 2018.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brent J. Fields
Secretary